FOR IMMEDIATE RELEASE: November 23, 2009	PR09-24

Atna Announces Gold Participating Bond Offering

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that it has engaged Canaccord Adams Limited and CAT Brokerage AG to arrange a private placement offering (the “Offering”) of gold participating bonds (the “Bonds”). Canaccord Adams Limited will also act as placing agent in connection with the Offering of the Bonds.

The Bonds, which will mature on December 31, 2013, and will bear interest at a rate of 10 per cent per annum on the declining balance. The Bonds will represent a senior unsecured obligation of Atna by way of a corporate guarantee. The Bonds will be redeemed in sixteen equal quarterly installments based on a Gold Equivalent Amount. The Gold Equivalent Amount will be established, at closing, by dividing the amount of the Offering by the lesser of the London PM fixing price for gold and the trailing 30 day average London PM fixing price for gold. The quarterly payments in gold will be converted to participating interests in a gold exchange-traded fund equivalent to the value of ounces delivered. It is expected that Atna and the Issuer will enter into a gold sale agreement to provide for the delivery of gold in exchange for the participating interests in the gold exchange-traded fund required to satisfy the scheduled redemptions.

It is anticipated that the amount of gold committed over the term of the Bonds will represent less than 20 per cent of the average annual forecast gold production of Atna's wholly-owned Briggs Mine in California over the term of the Bond. Atna intends to use the proceeds of the Offering for corporate purposes including the construction and development of its Reward Gold Mine in Nevada. Closing of the Offering will be subject to final documentation as well as regulatory and final board approvals.

"We are very pleased to be able to avail ourselves of this innovative financing structure, which of the financing alternatives available to us, delivers what we believe to be the optimum value for our shareholders. This financing structure, which is non-dilutive to our share structure, will allow Atna to move towards construction of the Reward gold project,” states James Hesketh, President & CEO.

For additional information on Atna, please visit our website at www.atna.com.

This news release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed sale of gold participating bonds and the proposed use of proceeds. Such statements include, without limitation, statements regarding the anticipated amount of gold to be committed under the Bonds and the proposed use of proceeds. Although Atna believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of Atna’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Atna disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: Atna’s inability to secure subscriptions from subscribers to complete the proposed gold bond sale in whole or in part, a management decision to change the use of proceeds based on changing circumstances, Atna might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that Atna will encounter unanticipated geological factors, Atna’s need for and ability to obtain additional financing, and the other risk factors discussed in greater detail in Atna’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including Atna’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
Steve Sharpe / Ryan Cohen, Canaccord Adams Limited - 44 (0) 207 050 6500
www.atna.com